Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522
________
(212) 735-3000
Fax:  (212) 735-2000
http://www.skadden.com

                                         November 7, 2008

Ms. Laura E. Hatch
Staff Accountant
Division of Investment Management
Securities and Exchange Commission
Washington, D.C. 20549

RE:	The Gabelli Global Deal Fund – File Nos.
333-149864 and 811-21969

Dear Ms. Hatch:

The Gabelli Global Deal Fund (the "Fund") has authorized us to make the following responses to the oral comments you provided on November 5, 2008 with respect to its post-effective amendment to its Form N-2 that was filed October 8, 2008 (the "Registration Statement").  Your comments are set forth below and our response follows each respective comment in italics.

1.
P. Q-6, Terms of the Offering:  You asked us how the Rights can be traded three business days before the Record Date per the following language: “Although no assurance can be given that a market for the Rights will develop, trading in the Rights on the NYSE will begin three business days before the Record Date and may be conducted until the close of trading on the last NYSE trading day prior to the Expiration Date.”

The Rights will be traded on a T+3 settlement basis. Therefore, the NYSE will begin trading the Rights three business days before the Record Date because Record Date Shareholders will have ownership of the Rights by the Record Date and can therefore deliver the Rights to settle such trades.

2.
P. Q-7, Over-Subscription Privilege:  You asked us to reconcile how the “Fund will not offer or sell any Preferred Shares that are not subscribed for during the Subscription Period or pursuant to the over-subscription privilege,” yet the Dealer Manager can offer to sell Preferred Shares prior to the expiration of the rights offering at prices it sets (P. Q-14).

We do not believe these provisions are inconsistent. The Fund cannot sell Preferred Shares that are not purchased through the exercise of Rights by Rights holders, but the Dealer Manager may buy Rights, exercise the Rights, and then sell the Preferred Shares it acquires from the Fund through this exercise. In order to clarify the potential Dealer Manager transactions, we propose to amend the disclosure in the following manner:

“Prior to the expiration of the rights offering, the Dealer Manager may independently offer for sale Rights or Preferred Shares to be acquired by it through purchasing and exercising Rights, at prices it sets. The Dealer Manager's fee for its financial structuring, marketing and soliciting services is independent of any gains or losses that may be realized by the Dealer Manager through the purchase and exercise of Rights or purchase and sale of Preferred Shares.”

3.
P. Q-10, Payment for Shares:   You asked us why we have a provision noting that “[a]ny additional payment required from a Rights holder must be received by the Rights Agent within ten business days after the Confirmation Date,” given that payment for both the primary subscription and any over-subscription must be made no later than (i) the Expiration Date or (ii) the third business day after the Expiration Date (in the case of written notice of guaranteed delivery).

The disclosure has been removed to address this comment.

4.
P. Q-14, Underwriting:  You asked us how the Dealer Manager can sell Preferred Shares “at prices it sets”, if the offering allows for the exercise of Rights at a subscription price of $50 per Preferred Share.

We do not believe these provisions are inconsistent. If the Rights are exercised by the Rights holder, the Preferred Shares will be issued by the Fund at a subscription price of $50. However, subject to market conditions the Preferred Shares may then trade at a premium or discount to the subscription price, and accordingly the Dealer Manager has the discretion to set the price at which it would sell any Preferred Shares it owns.

5.
P. Q-14, Use of Proceeds:  You suggested that the word “us” be changed to “the Fund” in the following sentence:  “We estimate the total net proceeds of the offering to be $105,934,000, based on the Subscription Price of $50 per share and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us.”

The disclosure has been revised accordingly.

If you have any further questions or concerns, please contact me at (212) 735-2775.

Sincerely,
/s/ Zev Wexler, Esq.

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